

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Jan Telander
Progreen Properties, Inc.
380 North Old Woodward Avenue
Suite 226
Birmingham, MI 48009

      Re: Progreen Properties, Inc.
              Form 8-K, Item 4.01
              Filed August 31, 2010
              File No. 000-25429

Dear Mr. Telander:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K

1.   Please amend your filing to state whether the accountant had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   In addition, we noted that your former accountant's letter filed as Exhibit 16 was not properly dated. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and

Jan Telander
Progreen Properties, Inc.
September 2, 2010
Page 2

its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3472 with any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant